SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

On April 15, 2019, an Extraordinary Shareholders’ Meeting will be summoned on first call (“ESM”) aiming at enabling the Company’s growth upturn and its capitalization.

After a period of great stress within the corporate scope with dramatic effects for Gafisa already operationally fragile, we summon all shareholders to support a new Restructuring and Management Plan for the company.

The union and alignment of all the company’s shareholders, regardless of the number of shares held, is extremely relevant for the company to gain strength as soon as possible, and get out of crisis the company is going through.

Gafisa’s Management believes in its operational capacity and financial resilience which will be supported by a capitalization to be ratified at referred ESM of 04/15/2019.

After a diagnosis of main problems to a great extent caused by i) strategic decisions not focused on return to shareholders; (ii) inability to quickly and correctly respond to the crisis in the real estate industry; and (iii) a disorganized management which lost its focus, current Management indicates a solution to cover the elaboration of a Restructuring Plan based on two (2) essential aspects, namely: (i) a Management Plan; and (ii) a long-term Strategic Plan.

Management will discuss and submit also at the ESM of 04/15/2019, proposals to hire two (2) first-tier advisors, with qualification and expertise in management consulting and strategic planning consulting to bolster Gafisa’s Restructuring Plan.

Board members candidates besides renowned experience and reputation compose a cohesive and focused team, with a sense of urgency to overcome the challenges and make Gafisa regain the deserved and recognized outstanding position in the real estate industry.

Thus, members of the Board of Directors, as well as each member of the Board of Executive Officers advise the Company’s shareholders to vote for resolutions of the Extraordinary Shareholders’ Meeting of April 15, 2019, which aims at enabling the Company’s growth upturn and its capitalization, that is to say:

(i)            Authorize the Board of Directors to hire a first-tier bank or consulting firm to elaborate a new long-term strategic plan;

(ii)           Authorize the Board of Directors to approve the issue of new shares until current limit of authorized capital; and

(iii)          Increase the limit of the Company’s authorized capital from current 71,031,876 common shares to 120,000,000 common shares.

On the other hand, since members of the Board of Directors understand these measures do not meet the best interests of the Company at this moment, the Board members, as well as each member of Gafisa’s Board of Executive Officers, advise all the Company’s shareholders to vote against the following resolutions at the same Extraordinary Shareholders’ Meeting:

(i)                  Restate the caput of Article 5 of the Company’s Bylaws to reflect cancelations of shares approved by the Board of Directors on December 19, 2018, and January 22, 2019; and

(ii)                Ratify the measures taken for the voluntary delisting of the Company’s shares from the New York Stock Exchange (NYSE) and alteration of the American Depositary Shares program from Level 3 to Level 1.

The vote of all shareholders, irrespective of the number of shares, is extremely relevant for Gafisa.

São Paulo, April 6, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer